UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: April 10, 2024	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Company’s statement no meaningful impact from earthquake occurred on April 3, 2024

ChipMOS today announced that the recent 7.2 magnitude earthquake recorded off the coast of Hualien, Taiwan in the early hours of April 3rd, 2024 had no material impact on ChipMOS’s operations. All personnel are safe at ChipMOS facilities. Immediately after the earthquake occurred, the company initiated preventive measures to inspect and restore the plants and equipment one by one. At present, the production lines have resumed normal operations and any production line being the schedule could be made up in the future. Since the Company maintains insurance policies, and the insurance amount is sufficient to cover any losses. It is expected the earthquake losses will not have meaningful impact on the Company’s overall finances and business operation.